July 2, 2010

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Landry’s Restaurants, Inc.
Schedule 13E-3 by Landry’s Restaurants, Inc., Fertitta Group, Inc.,
Fertitta Merger Co., and Tilman J. Fertitta
File No. 005-42475
Filed December 1, 2009

Preliminary Proxy Statement on Schedule 14A
Filed December 1, 2009
File No. 001-15531

Dear Mr. Webb:

On behalf of Landry’s Restaurants, Inc. (the “Company”), we hereby submit Amendment No. 1 (the “Amended Schedule 13E-3”) to the Company’s Schedule 13E-3 (the “Schedule 13E-3”), Amendment No. 1 (the “Revised Proxy”) to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) as well as the following responses to your letters dated December 29, 2009 and December 30, 2009 (the “Comment Letters”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Schedule 13E-3 and the Proxy Statement.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letters. We respectfully request that the Staff provide its further comments at its earliest convenience.

Additionally, subsequent to the filing of the Proxy Statement, Mr. Fertitta revised his offer the acquire the Company. The Revised Proxy reflects this revised offer.

Schedule 13E-3

General

1.	We note the disclosure under Items 2, 8(d), and 9(c) of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Response:	We have complied with this comment, please see Items 2, 8(d) and 9(c) of the Schedule 13E-3.

Mr. Max A. Webb

July 2, 2010

Introduction, page 1

2.	Please remove the disclosure you include under this header disclaiming the “affiliate” status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

Response: We have complied with this comment, see page 2 of the Schedule 13E-3.

Exhibit 99(c)(2)

3.	The language under “Disclaimer” stating that “[n]o other person should rely on [the presentation] . . .” is an improper disclaimer. Please advise us how the filing persons intend to address this objectionable disclaimer and limitation on reliance. See the following link to the SEC’s website for guidance on how to amend the filing in view of the cited statement: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response:	In response to the Staff’s comment, the disclaimer has been deleted from the publicly filed version of the presentation delivered by Moelis to the Special Committee on May 23, 2010. In lieu thereof the following disclaimer has been added to such document: “This presentation is for the use and benefit of the Special Committee of the Board of Directors of Lion in its evaluation of the proposed transaction. This presentation is not intended to provide the sole basis for making any business decision with respect to the proposed transaction. This presentation does not address the Company’s underlying business decision to effect the transaction or the relative merits of the transaction as compared to alternative business strategies or transactions that might be available to the Company. This presentation does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the proposed transaction or any other matter.”

Schedule 14A

Summary Term Sheet, page 1

4.

Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction. For example, your summary term sheet should include a brief discussion of whether each filing person has determined that the

Mr. Max A. Webb

July 2, 2010

transaction is fair to the unaffiliated shareholders of the issuer and a more detailed description of the accounting treatment of the transaction. Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Response:	We have complied with this comment, please see pages 5 and 12 of the Revised Proxy.

Cautionary Statements Regarding Forward-Looking Information, page 17

5.	Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8, and 9 of Schedule 13E-3 should appear in the Special Factor section at the beginning of the proxy statement immediately following the summary term sheet.

Response:	We have complied with this comment, see “Special Factors” beginning on page 21 and “Cautionary Statement Regarding Forward-Looking Information” on pages 120-121 of the Revised Proxy.

Background of the Merger, page 19

6.	Please revise to describe the reasons for undertaking the Merger at this particular time in the issuer’s operating and trading history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A.

Response:	We have complied with this comment, see pages 21-74 of the Revised Proxy.

7.	Substantially revise the third paragraph on page 22 to eliminate any language which might suggest that the SEC was in any way responsible for the failure of your earlier attempt to go private. Please note that the SEC never “approves” filings; the staff does review and issue comments. Since proxy statements are never declared effective, registrants can mail them whenever they feel comfortable that the disclosure is adequate. Our comments substantially pointed out that your disclosure appeared to suggest that you believed it was appropriate by private contract to nullify the disclosure requirements of Items 1007(b) and 1015(b) of Regulation M-A. If you continue to believe that either you (or all registrants) have or should have the ability to use private contract as a way to avoid disclosure requirements embedded in SEC rules, please revise your filing to explain why. Otherwise, remove this language.

Response:	We have complied with this comment, see pages 60-61 of the Revised Proxy.

8.	Refer to the last paragraph of this section. Please revise to clarify why you did not wait for the two offers to complete their due diligence before the expense of preparing and filing the Schedule 13e-3.

Response:	We have complied with this comment, see page 67 of the Revised Proxy.

Mr. Max A. Webb

July 2, 2010

9.	We note that Mr. Fertitta indicated that he did not have any interest in engaging in discussions with either of the third parties who submitted preliminary indications of interest. Please revise to disclose his reasons for rejecting these alternative transactions. Refer to Item 1013(b) of Regulation M-A.

Response:	We have complied with this comment, see page 67 Revised Proxy.

Recommendation of the Special Committee and Board of Directors: page 29

10.	Please revise the second bullet point under the list of unfavorable factors to explain in greater detail why you consider the existence of other strategic alternatives a negative factor.

Response:	We have complied with this comment, see page 79 Revised Proxy.

11.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value, historical market prices during the past two years, current market prices during the most recent quarter, previous open market repurchases, and Mr. Fertitta’s prior offers of $21.00 and $23.50. See Q&A No. 20 in Exchange Act Release No. 17719.

Response:	In response to the Staff’s comment, the Revised Proxy has been amended accordingly on pages 79, 80, 82, 85 and 86.

12.	Please address how the filing persons determined that the transaction was fair to unaffiliated shareholders when Moelis opined on the fairness to stockholders “other than Mr. Fertitta, Parent, Merger Sub and their respective affiliates” which would include the issuer’s officers and directors.

Response:

As noted by the Staff, Moelis opined on the fairness to stockholders “other than Mr. Fertitta, Parent, Merger Sub and their respective affiliates,” which includes the Company’s officers and directors. The Moelis opinion also includes the Company’s unaffiliated stockholders, because the Company’s unaffiliated stockholders are stockholders “other than Mr. Fertitta, Parent, Merger Sub and their respective affiliates.” Accordingly, a filing person making a determination as to the fairness to unaffiliated stockholders could take into account Moelis’ opinion, to the effect that the merger consideration is fair, from a financial point of view, to the stockholders of the Company “other than Mr. Fertitta, Parent, Merger Sub and their

Mr. Max A. Webb

July 2, 2010

respective affiliates”. The Revised Proxy has been amended on page 76 to clarify that the Moelis fairness opinion includes the Company’s unaffiliated stockholders.

13.	Please address how the filing persons determined that the transaction was fair to unaffiliated shareholders when the go-shop period had not yet concluded and when two other indications of interest contemplated a higher price.

Response:	In response to the Staff’s comment, the Company submits that the filing persons were able to make a determination that the transaction was fair to unaffiliated stockholders at the time the merger agreement was entered into after consideration of the factors set forth in “Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement.” Among these factors was the post-signing go-shop period in the merger agreement, which provided the special committee with an opportunity to solicit superior offers. Subsequent to the filing persons’ determination that the merger agreement was fair to unaffiliated stockholders, the two indications of interest were submitted, each with a price higher than the offer price of $14.75, but each also contingent on a partnership with Mr. Fertitta. On several occasions, as indicated in “Special Factors—Background of the Merger,” Mr. Fertitta indicated that he had no interest in pursuing a transaction in partnership with either of the two parties that had submitted an indication of interest. The existence of the two indications of interest therefore did not change the fairness determination previously made by the filing persons as the indications of interests were each contingent on a partnership that was refused. Thus, the indications of interest were not feasible alternatives to the transaction with Mr. Fertitta.

Opinion of Moelis & Company, page 37

14.	Please provide us with a copy of the engagement letter with Moelis.

Response:	Counsel to Moelis is simultaneously and supplementally providing the Staff with a copy of Moelis’s September 9, 2009 engagement letter pursuant to a confidential treatment request.

Mr. Max A. Webb

July 2, 2010

15.	Tell us whether any companies that fit the criteria were excluded from the comparable public trading multiples analysis and, if so, why. Apply this comment to the precedent transaction analysis as well.

Response:	Moelis has advised us that no specific set of quantitative or qualitative criteria were used to select the comparable companies and precedent transactions. For example, although Moelis selected comparable companies and precedent transactions based on a number of factors, including the nature of a company’s operations, size and target markets, these factors were not considered in the context of a pre-determined set of qualifying criteria. In reviewing these factors, Moelis relied more broadly on its bankers’ subjective interpretation of various data based on their significant experience in the restaurant and gaming industries. All information was evaluated in its entirety without application of definitive qualifications or limitations to individual factors.

16.	Please revise to explain why Moelis has provided valuation analyses based on the assumptions that (i) the gaming business debt is treated as consolidated debt and (ii) the gaming business debt is non-recourse.

Response:	In response to the Staff’s comments, we have revised the disclosure under “Opinion of Moelis & Company – Financial Analyses.”

17.	For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for enterprise value and 2010 and LTM EBITDA. Please include comparable information for Landry’s, including any projections or forecasts, if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or ranges were used in each analysis.

Response:	In response to the Staff’s comments, we have revised the disclosures under “Opinion of Moelis & Company – Comparable Public Trading Multiples Analysis” and “Opinion of Moelis & Company – Precedent Transaction Analysis.”

Comparable Public Trading Multiples Analysis, page 39

18.	Please tell us or revise the disclosure to explain why a range of ($70) million to $275 million is not so broad as to say nothing about the fairness of a price.

Response:

Moelis has advised us that, as discussed in the disclosure under “Opinion of Moelis & Company – Financial Analyses,” the preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of

Mr. Max A. Webb

July 2, 2010

those methods to the particular circumstances. In arriving at its fairness opinion, Moelis did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. No specific conclusion was derived from any particular range, but each range was reviewed and considered in the context of all analyses and information presented by Moelis to the special committee. In addition, we note that in the analysis performed by Moelis in connection with its second opinion, delivered on May 23, 2010, the combined equity value of the Company’s restaurant and gaming business derived from the comparable companies analysis (assuming the debt of the gaming business is treated as consolidated debt of the entire Company) is $50 million to $320 million.

19.	Please refer to the second sentence of the last paragraph on page 41. Please revise to state the material judgments and assumptions Moelis made. Doing so will help investors gauge how useful the opinion is.

Response:	In response to the Staff’s comment, we have revised the disclosures under “Opinion of Moelis & Company – Comparable Public Trading Multiples Analysis.”

Precedent Transaction Analysis, page 42

20.	We note that all of the selected restaurant precedent transactions you reviewed were announced in August 2007 or earlier, and that the “most comparable transactions” were announced in August 2006 or earlier. Revise to explain why you did not review more recent transactions. Further, discuss why you believe these transactions are useful for comparison in light of the substantial time that has passed since they were completed and the intervening credit crisis and recession.

Response:	In connection with the opinion delivered by Moelis on May 23, 2010, Moelis reviewed six additional precedent transactions in the restaurant industry, including five transactions announced in 2010. The relevant disclosure has been revised accordingly.

Mr. Max A. Webb

July 2, 2010

21.	Also, explain why the four starred transactions are the “most comparable” to this transaction and what makes the other 17 transactions less comparable than these four.

Response:	In response to the Staff’s comment, we have revised the disclosures under “Opinion of Moelis & Company – Precedent Transaction Analysis.”

22.	Please revise to explain why transactions with significant real estate holdings were excluded from the list of precedent transactions.

Response:	In response to the Staff’s comment, we have revised the disclosures under “Opinion of Moelis & Company – Precedent Transaction Analysis.”

23.	Please revise to explain why last twelve months EBITDA is most relevant to restaurant industry transactions and forward EBITDA is most relevant for gaming transactions.

Response:	In response to the Staff’s comment, we have revised the disclosures under “Opinion of Moelis & Company – Precedent Transaction Analysis.”

Effects of the Merger, page 48

24.	Please clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, please quantify these benefits and describe how this impacted the decision to structure the transaction in this manner.

Response:	We have complied with this comment, see page 101 of the Revised Proxy.

Interests of Tilman J. Fertitta, page 50

25.	Please reconcile the disclosure here that Mr. Fertitta could receive $40.0 million upon a change of control with disclosure elsewhere that he could receive $45 million upon a change of control.

Response:	The amount that Mr. Fertitta could receive under the terms of his employment agreement is based upon the stock price of Landry’s common stock. At $24.50 per share, Mr. Fertitta would be entitled to receive approximately $63 million upon a change of control. Based upon the trading range of the Company’s stock leading up to the Moelis evaluation, it was estimated that Mr. Fertitta would be entitled to receive between $60 to $65 million upon a change of control. Moelis used the high end of this range in its evaluation process.

Litigation Related to the Merger, page 64

26.	Please provide us with copies of the complaints dealing with the current transaction.

Response:	We have complied with this comment by supplementally providing you with copies of these complaints.

Mr. Max A. Webb

July 2, 2010

Solicitation of Proxies and Expenses, page 69

27.	We note your disclosure that your directors, officers, and employees may also solicit proxies. Please revise your disclosure here to remove doubt as to who is a participant by (i) identifying by name the participant; and (ii) stating definitively that such person is a participant in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant.

Response:	We have complied with this comment, see page 126 of the Revised Proxy.

28.	We note that proxies may be solicited in person, by telephone, or by other electronic means including facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response:	We hereby confirm that Landry’s will file all written soliciting materials.

December 30, 2009 Letter

1.	Please revise to include the disclosure that appeared in the previous proxy statement regarding Mr. Fertitta’s non-compliance with Rule 13e-3 in connection with his accumulation of shares in the open market, which increased his ownership interest from 35% to 56.7%. Refer to page 151 of the amended proxy statement filed on January 5, 2009. In this regard, we note that as a result of the accumulation of shares in the open market purchases, Mr. Fertitta gained a controlling interest in the company. In addition, it appears that the open market purchases increase the probability of success of, or otherwise facilitate, the merger. Further, the open market purchases were made at prices below the offer price in the merger, which reduces the aggregate expense of the transaction.

Response:	We have complied with this comment, see page 164 of the Revised Proxy.

2.	We note that some of the background discussion that appeared in the previous proxy statement has not been included in this proxy statement. For example, you have not described all of the discussions that occurred in September and October 2008. Please revise the background discussion to describe all negotiations and contacts with Mr. Fertitta during the past two years.

Response:	We have complied with this comment, see pages 21-74 of the Revised Proxy.

Mr. Max A. Webb

July 2, 2010

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Arthur S. Berner
Arthur S. Berner

cc:	Tilman J. Fertitta
Steven L. Scheinthal
William B. Nelson

Mr. Max A. Webb

July 2, 2010

As requested in the letter dated December 29, 2009, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Schedule 13E-3 and the Preliminary Proxy Statement on Schedule 14A filed by Landry’s Restaurants, Inc. (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and the Preliminary Proxy Statement on Schedule 14A;

•

Comments from the Staff or changes to disclosure in response to Staff comments in the Schedule 13E-3 and the Preliminary Proxy Statement on Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule 13E-3 and the Preliminary Proxy Statement on Schedule 14A; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chairman, Chief Executive Officer
and President